# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Comstock Inc., CIK 0001120970
CUSIP: 205750409
Title of class of securities: Common Stock, par value $0.000666 per share
Address of issuer's principal executive offices: 117 AMERICAN FLAT ROAD, PO BOX 1118, VIRGINIA CITY, Nevada (NV), 89440
Date of event which requires filing of this statement: 03/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001426156
Persons authorized to receive notices and communications: MICHAEL A. KAUFMAN, MAK CAPITAL FUND LP, 590 Madison Avenue, 31st Floor, New York, New York (NY), 10022, 212-486-3211; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- MAK Capital Fund LP (CIK 0001426156): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,763,729; sole dispositive power 0; shared dispositive power 5,763,729; aggregate amount beneficially owned 5,763,729 (8.1% of the class)
- MAK CAPITAL ONE LLC (CIK 0001385702): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,763,729; sole dispositive power 0; shared dispositive power 5,763,729; aggregate amount beneficially owned 5,763,729 (8.1% of the class)
- Kaufman Michael A (CIK 0001426157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,763,729; sole dispositive power 0; shared dispositive power 5,763,729; aggregate amount beneficially owned 5,763,729 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000666 per share
Name of issuer: Comstock Inc.
Address of issuer's principal executive offices: 117 AMERICAN FLAT ROAD, PO BOX 1118, VIRGINIA CITY, Nevada (NV), 89440

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) MAK Capital Fund LP, a Bermuda limited partnership ("MAK Fund"), with respect to the shares of the Issuer's common stock, par value $0.000666 per share (the "Shares"), directly and beneficially owned by it;

(ii) MAK Capital One L.L.C., a Delaware limited liability company ("MAK Capital"), as the investment manager of MAK Fund and with respect to the Shares beneficially owned by it; and

(iii) Michael A. Kaufman, as Managing Member of MAK Capital (collectively with MAK Fund and MAK Capital, "MAK").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda. The principal business address of MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Present principal occupation or employment: The principal business of MAK Fund is investing in securities. The principal business of MAK Capital is serving as the investment manager of MAK Fund. The principal business of Mr. Kaufman is serving as the managing member of MAK Capital.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MAK Fund is organized under the laws of Bermuda. MAK Capital is organized under the laws of the State of Delaware. Mr. Kaufman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by MAK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted. MAK Fund acquired 3,500,000 Shares in a secondary offering on January 29, 2026 for an aggregate purchase price of approximately $9,625,000, excluding brokerage commissions. The aggregate purchase price of the 5,763,729 Shares beneficially owned by MAK Fund is approximately $17,178,218, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 23, 2026, the Reporting Persons entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board to eight (8) directors and appointed Donald A. Colvin, Robert M. Spence and Steven Y. Pei (the "New Appointees") to the Board as directors effectively immediately for Messrs. Colvin and Spence, and effective April 15, 2026, for Mr. Pei, with each of their terms expiring at the 2026 annual meeting of shareholders (the "2026 Annual Meeting") and to the extent that each New Appointee is able and willing to continue to serve on the Board, to nominate each of them for election to the Board at the 2026 Annual Meeting and 2027 annual meeting of the Issuer's stockholders ("the 2027 Annual Meeting"). Effective as of the 2027 Annual Meeting, current directors William J. Nance and Walter A. Marting Jr. have agreed to retire from the Board. Upon the 2027 Annual Meeting, the authorized size of the Board will initially be reduced by two (2) directors to six (6) directors, and thereafter increased to seven (7) directors upon the appointment or election of a new independent director to be nominated by the Nominating and Corporate Governance Committee and submitted for election at the 2027 Annual Meeting.

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Issuer until the earlier of the date when the Reporting Persons cease to own in the aggregate at least the lesser of 5.6% of the Issuer's then-outstanding Shares and 4,000,000 Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (such lesser amount, the "Minimum Ownership Threshold") and the conclusion of the 2027 Annual Meeting; subject to earlier termination under certain conditions described therein (the "Cooperation Period").

During the Cooperation Period, the Reporting Persons have agreed, among other things, to vote in a manner consistent with the recommendation of the Board, subject to certain exceptions specified in the Cooperation Agreement.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 71,371,868 Shares outstanding, as of February 3, 2026, which is the total number of Shares outstanding as reported by the Issuer on the fifth page of its Investor Presentation attached as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2026.

As of the date hereof, MAK Fund beneficially owns directly 5,763,729 Shares, representing approximately 8.1% of the outstanding Shares.

MAK Capital, as the investment manager of MAK Fund, may be deemed to beneficially own the 5,763,729 Shares beneficially owned directly by MAK Fund, representing approximately 8.1% of the outstanding Shares. Mr. Kaufman, as the Managing Member of MAK Capital, may be deemed to beneficially own the 5,763,729 Shares beneficially owned directly by MAK Fund, representing approximately 8.1% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of MAK Fund, MAK Capital and Mr. Kaufman may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by MAK Fund.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 25, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated March 25, 2026.

99.2 - Cooperation Agreement by and among MAK Capital Fund LP, MAK Capital One L.L.C., Michael A. Kaufman and Comstock Inc., dated March 23, 2026 (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 25, 2026).

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Michael A. Kaufman, Managing Member (03/25/2026)
- MAK CAPITAL ONE LLC: /s/ Michael A. Kaufman, Michael A. Kaufman, Managing Member (03/25/2026)
- Kaufman Michael A: /s/ Michael A. Kaufman, Michael A. Kaufman (03/25/2026)